BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities:			
Net income			$ 8,177,712
Adjustments to reconcile net income to net cash			
Provided by operation activities:			
Depreciation and amortization	$	107,680	
Equity in income of investees		(327,829)	
(Increase) decrease in operating assets:			
Due from brokers		(7,380,865)	
Securities owned, at fair value		(8,138,838)	
Security deposits and other assets		1,359,475	
Increase (decrease) in operating liabilities:			
Accrued expenses and other liabilities		(1,379,178)	
Securities sold, not yet purchased, at fair value		9,869,420	
Net adjustments			(5,890,135)
Net Cash Provided by Operating Activities			2,287,577
Cash Flows from Investing Activities:			
Purchase of fixed assets			(1,197,357)
Cash Flows from Financing Activities:			
Proceeds from mortgage payable		717,128	
Payments related to mortgage payable		(26,136)	
Capital withdrawals		(1,103,150)	
Net Cash Used In by Financing Activities			(412,158)
Net Increase in Cash			678,062
Cash and Cash Equivalents at Beginning of Year			3,553,784
Cash and Cash Equivalents at End of Year			$ 4,231,846
Supplemental Disclosure of Cash Flow Information:			
Interest paid for the year			$ 1,563,741

The accompanying notes are an integral part of these consolidated financial statements.